May 4, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004


ATTN:     Document Control - EDGAR

Re:       IDS Life Variable Life Separate Account
          File No. 333-76997
          Accession Number:  0000820027-99-000268

Dear Commissioner:

Regisistrant hereby requests the you disregard the S-6 filing transmitted on April 23, 1999, Accession Number 0000820027-99-000268. This document was inadvertantly filed on Form S-6, and should have been filed as Form S-6/A. Because it was submitted as Form S-6, it was given a new File number (333-76997). Please terminate the new file number.

The intended Form S-6A filing has been filed and accepted by the SEC.

Please call Simone Pepper at 612-671-2847 or Mary Ellyn Minenko at 612-671-3678 if you have questions.

Sincerely,



/s/ Mary Ellyn Minenko
    Mary Ellyn Minenko
    Counsel



MEM/SP/ps